SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Restructuring of PETROBRAS’ Petrochemical Portfolio

Rio de Janeiro, June 14, 2013 – Petróleo Brasileiro S.A. – Petrobras (“Company”), in compliance with the provision in CVM Instruction No. 358, of January 3, 2002, announces that today its Board of Directors approved the restructuring of its petrochemical portfolio, and the subsequent merger of its wholly-owned subsidiaries Comperj Participações S.A., Comperj Estirênicos S.A., Comperj MEG S.A. and Comperj Poliolefinas S.A. The referred to corporate transactions will be submitted to a vote by shareholders in a Special Meeting of Shareholders to be convened in due time.

The merger of Comperj Participações S.A., Comperj Estirênicos S.A., Comperj MEG S.A. and Comperj Poliolefinas S.A by Petrobras is primarily designed to streamline the company’s corporate structure and restructure its petrochemical portfolio, since the transaction will lead to the consolidation of the petrochemical assets held by PETROBRAS and invested in Comperj Participações S.A., Comperj Estirênicos S.A., Comperj MEG S.A. and Comperj Poliolefinas S.A, resulting in lower management costs, improved streamlining and alignment of business decisions, rationalization of the company’s activities and simplification of procedures that reallocate investment resources.

Since it involves the merger of its wholly-owned subsidiaries, Petrobras’ capital will not increase and no new shares will be issued. The shares representing the capital of Comperj Participações S.A., Comperj Estirênicos S.A., Comperj MEG S.A. and Comperj Poliolefinas S.A will be dissolved, and Petrobras will proceed with the necessary accounting records.

Furthermore, PETROBRAS announces that it will deliberate the merger of Comperj Participações S.A., Comperj Estirênicos S.A., Comperj MEG S.A. and Comperj Poliolefinas S.A before the Special Meeting of Shareholders, Companhia de Desenvolvimento de Plantas de Utilidades, a company for the development of utilities plants, will merge into Comperj Participações S.A., whose capital will increase.

Petrobras will keep its shareholders and the market as a whole properly updated on the latest developments regarding the merger.

Rio de Janeiro, June 14th, 2013

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.